RUMBLEON, INC.
901 W. Walnut Hill Lane
Irving, Texas 75038

June 30, 2020

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         RumbleOn, Inc.
Registration Statement on Form S-3
File No. 333-239285

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, RumbleOn, Inc. hereby requests that its Registration Statement on Form S-3 (File No. 333-239285) filed with the Securities and Exchange Commission (the “Commission”) on June 26, 2020 be declared effective by the Commission at or before 4:00 p.m. Eastern Time on Tuesday, June 30, 2020, or as soon thereafter as practical.

Once the Registration Statement is declared effective, please orally confirm that event with our counsel, Akerman LLP by calling Michael Francis at (305) 982-5581.

Very truly yours,

RUMBLEON, INC.

By: /s/ Steven R. Berrard
Name: Steven R. Berrard
Title: Chief Financial Officer